NOMAD ANNOUNCES PRELIMINARY Q1 2022 DELIVERIES AND PROVIDES ASSET UPDATES

Montreal, Québec – April 11, 2022	TSX: NSR
(in U.S. dollars unless otherwise noted)	NYSE: NSR
This news release constitutes a “designated news release” for the purposes of Nomad’s prospectus supplement dated June 22, 2021, to its short form base shelf prospectus dated September 30, 2020.
Nomad Royalty Company Ltd. (“Nomad” or the “Company”) (TSX: NSR and NYSE: NSR) is pleased to announce its preliminary deliveries and sales from its royalty, stream and other interests for the first quarter of 2022.

Q1 2022
Precious metal deliveries breakdown (ounces)
Gold(1)	2,651
Silver	215,566

Gold equivalent ounces – all metals (ounces)
Gold equivalent ounces – precious metals(1)(2)	5,408
Gold equivalent ounces – copper(3)	1,196
Gold equivalent ounces – attributable to Nomad	6,604

The Company realized preliminary revenues(4) of $13.8 million for the three-month period ended March 31, 2022 of which $12.7 million are attributable to Nomad, resulting in preliminary cash operating margin attributable to Nomad(4)(5) of $11.0 million.
Notes:
(1)Preliminary gold deliveries include gold equivalent ounces of cash settled amounts for the RDM and Moss net smelter return (“NSR”) royalties.
(2)The Company's royalty and stream revenues are converted to gold equivalent ounces by dividing revenues for a specific period by the average realized gold price per ounce for the gold stream revenues and by dividing revenues by the average gold price per ounce for the gold royalty revenues, for the respective period. Silver earned from royalty and stream agreements for a specific period are converted to gold equivalent ounces by multiplying the silver ounces by the average silver price and dividing by the average gold price for the respective period.
(3)The Company's gross amount received or receivable from the Caserones copper NSR royalty is converted to gold equivalent ounces by dividing the dividend received or receivable before taxes for a specific period by the average gold price, for the respective period.
(4)The financial information disclosed in this press release is preliminary, subject to final quarter-end closing adjustments, and may change materially.

(5)Nomad has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) including revenues attributable to Nomad, cash operating margin attributable to Nomad and cash costs of sales. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.
Cash operating margin attributable to Nomad is calculated by subtracting the cash costs of sales from the revenue attributable to Nomad defined as the total revenue adjusted to remove revenue attributable to non-controlling shareholders. Cash costs of sales are calculated by subtracting depletion expense from the total costs of sales. The Company presents cash operating margin attributable to Nomad as management and certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.
ASSET UPDATES AND RECENT DEVELOPMENTS:
BLYVOOR RAMPING UP
Significant improvements were noted at the Blyvoor Gold Mine during the first quarter of 2022, with the mining rate and practices improving considerably over the last few months. During the month of March 2022, the Blyvoor Gold Mine averaged a daily ore mining rate in excess of 500 tonnes per day for the first time for a record production of approximately 2,000 ounces. Mill availability improved greatly, reaching 94.7% availability for the month of March 2022. Continuous rates of more than 500 tonnes per day were achieved with mill recoveries also steadily improving. Since the quarter end, the Blyvoor Gold Mine has produced approximately 1,000 ounces of gold during the first 10 days of April.
PLATREEF ACCELERATES DEVELOPMENT
On February 28, 2022, Ivanhoe Mines Ltd. (“Ivanhoe”) announced by way of a press release a new feasibility study (the “Feasibility Study”) confirming Platreef’s potential to be one of the industry’s largest and lowest-cost primary platinum-group metals (“PGM”) producers. The Feasibility Study is based on a steady state production rate of 5.2 million tonnes per annum (“Mtpa”), as well as an accelerated ramp up to steady state through the earlier development of Shaft #2. The Feasibility Study is based on the detailed design and engineering scenario first presented in the preliminary economic assessment announced in November 2020 (the “2020 PEA”), confirming the viability of a new phased development pathway to fast-track Platreef into production by Q3 2024. The Feasibility Study envisions Shaft #2 being equipped for hoisting during 2027, an acceleration of approximately 18 months compared to the 2020 PEA, thus coming online just over three years from first production of Phase 1. The Feasibility Study reflects the initial two phases of development for the Platreef Mine. Previous studies have demonstrated the resource base for future expansions up to 12 Mtpa (Source: Ivanhoe’s press release dated July 31, 2017), which would position Platreef among the largest PGM producing mines in the world.
GREENSTONE CONSTRUCTION ADVANCING
The construction of the Greenstone Mine continues to advance on schedule with the recent completion of the reagent storage facility which will be used for material storage until the plant commissioning and the plant fuel station which will provide additional support for major construction activities within the process plant area. Activities in the first half of 2022 are expected to focus on preparing the area where the mine mobile equipment will be assembled and commissioned, completing construction of the process plant and the main access road as a primary access for the construction team and the contractors to the plant site and installing the administration building module. The work on the truck shop is well underway with completion expected at the end of 2022. Building foundation concrete is advancing for the west end mill building, power plant, primary and secondary crushers, east and mill building and the high pressure grinding rolls, with the goal to have the buildings closed in for mechanical, piping and electrical installations next winter. The tailings management facility work is focused on construction of the dam foundation, which includes stripping organics to competent ground, the construction of the sand blanket, various water retention ponds and ditches to manage water. (Source: Equinox Greenstone Gold Mines’ Greenstone Mine Newsletter, Issue 29, March 2022)
ROBERTSON SUPPORTING CORTEZ GROWTH
On February 16, 2022, Barrick Gold (“Barrick”) reported that at Cortez, total mineral resource growth was principally driven by the Robertson open pit. A portion of inferred resources were upgraded to the indicated category at Robertson which, together with year-over-year total mineral resource growth, supports the Barrick plan for the deposit to contribute meaningfully to Cortez’s production profile starting in 2025. (Source: Barrick’s Management’s Discussion and Analysis for the year ended December 31, 2021)
As per the technical report dated March 18, 2022 and published by Nevada Gold Mines (“NGM”), NGM has budgeted $16.8 million to the Robertson gold project for a pre-feasibility study, geotechnical drilling and environmental permitting. On completion of this work, there is potential to include Robertson in Barrick’s current life-of-mine plan. Robertson is proposed to be in alignment with Cortez open pit operations using conventional truck and shovels with conventional drill and blast techniques followed by load and haul. Material will be drilled and blasted on 12 metres and mined on 12 metres benches. All mineralization is anticipated to be oxide, and is currently planned to be processed at the Pipeline Mill or on a future leach pad that will be constructed at the Robertson gold project. Mineral Resources are currently estimated for the Robertson gold project and conversion of some or all of these Mineral Resources to Mineral Reserves and incorporation into mine planning represent project upside.
TROILUS ADVANCES TOWARDS CARBON NEUTRAL FUTURE
Troilus Gold Corp. (“Troilus”) reported excellent metallurgical recovery results and received strong final results from the J Zone composite, where Knelson gravity separation and column flotation tests achieved gold, copper and silver recoveries of 92.9%, 90.4% and 88.8%, respectively. The results of the test program will be used to support the upcoming pre-feasibility study, as well as future economic studies. Troilus also engaged Tugliq Energy Corp. to conduct an inventory of Troilus’ historical and current greenhouse gas emissions and develop a roadmap towards a future carbon neutral mining operation. (Source: Troilus’ Management’s Discussion and Analysis for the three and six months ended January 31, 2022)

BLACKWATER EXPECTS CONSTRUCTION ACTIVITIES TO COMMENCE IN THE FALL
On March 30, 2022, Artemis Gold Inc. ("Artemis") provided a project update on the Blackwater project. Early works construction at the Blackwater project remains targeted to commence in Q2 2022 to prepare the site in order to accommodate the commencement of major works construction activities. Artemis expects to award the Engineering Procurement and Construction contract for the construction of the processing facility and associated infrastructure by the end of April 2022. Artemis is now targeting receipt of the BC Mines Act Permit in Fall 2022 with major construction activities to commence shortly thereafter. Artemis’ project schedule maintains an estimated first gold pour date in the first half of 2024. (Source: Artemis’ Management Discussion and Analysis for the year ended December 31, 2021)
RDM TO SEE STRONG GROWTH
Equinox Gold Corp. (“Equinox”) reported strong growth at RDM with production expected to increase almost 30% compared to 2021 as the result of modifications to the pit design based on a new geotechnical model. Production for 2022 is estimated at 70,000 to 80,000 ounces of gold. Non-sustaining growth capital of $18 million relates primarily to capitalized stripping for a pushback of the open pit to provide better access to the ore body. In addition, Equinox allocated $3 million for exploration to undertake the first exploration campaign at RDM in several years, with a focus on potential extensions along strike and down dip. (Source: Equinox’s Management Discussion and Analysis for the three months and year ended December 31, 2021)

BONIKRO LIFE EXTENSION POTENTIAL
At the Bonikro Gold Mine, the Bonikro-PB5 development is underway with full mining rates expected to be reached during the second quarter of 2022. From the latest drill results and initial resource estimate, Dougbafla is also showing strong potential resource growth hinting to a mine life extension beyond the mining at the Bonikro and Hire pits. Additionally, work to expand the pit shells at the Bonikro and Hire pits is ongoing.
NOTICE OF Q1 2022 RESULTS RELEASE
The Company expects to release its results for the first quarter of 2022 on May 5, 2022, after market close.
QUALIFIED PERSON
The technical and scientific information contained in this news release relating to properties and operations on the properties on which the Company holds royalty, stream or other interests has been reviewed and approved in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) by Vincent Cardin-Tremblay, P. Geo., Vice President, Geology of Nomad, a “qualified person” as defined in NI 43-101.
CONTACT INFORMATION
For more information about Nomad Royalty Company, please visit our website at www.nomadroyalty.com or email us:

Vincent Metcalfe, CEO	Joseph de la Plante, CIO
vmetcalfe@nomadroyalty.com	jdelaplante@nomadroyalty.com

ABOUT NOMAD
Nomad Royalty Company Ltd. is a gold & silver royalty company that purchases rights to a percentage of the gold or silver produced from a mine, for the life of the mine. Nomad owns a portfolio of 22 royalty, stream and other interests, of which 8 are on currently producing mines. Nomad plans to grow and diversify its low-cost production profile through the acquisition of additional producing and near-term producing gold & silver streams and royalties. For more information please visit: www.nomadroyalty.com.
Nomad Royalty Company Ltd.
500-1275 ave. des Canadiens-de-Montréal
Montreal, Québec H3B 0G4                             nomadroyalty.com

FORWARD-LOOKING STATEMENTS
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian securities laws and the United States Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, management’s expectations regarding Nomad’s growth, statements with respect to future events or future performance, including: (i) the timing for the completion of certain milestones on the Platreef project, including the timing to reach initial production, and the anticipated accelerated schedule for hoisting, as well as the future expansions up to 12 Mtpa; (ii) the progress on the construction of the Greenstone Mine, including the timing to complete the construction of certain infrastructures; (iii) the completion of a pre-feasibility study and results of any geotechnical drilling on the Robertson gold project, the contribution of the Robertson gold project to the Cortez’s production profile and timing to achieve it, its potential inclusion in Barrick’s life-of-mine plan and the potential upside and timing from the conversion of mineral resources to mineral reserves at the Robertson gold project; (iv) the advancement at the Troilus gold project; the development of the Blackwater gold project, including the timing for milestones related to work construction and initial production; (v) the expected increase in annual production as well as the results of the exploration campaign at the RDM Mine; and (vi) the timing to reach full mining rates at the Bonikro Gold Mine as well as the possible mine life extension beyond the mining at the Bonikro and Hire pits. All statements in this release, other than statements of historical fact, that address events or developments that Nomad expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Although Nomad believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Nomad will purchase gold, silver and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold, silver, copper and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Nomad; changes in accounting policies, impact of inflation, global liquidity and credit availability, stock market volatility; regulatory restrictions; liability, competition, loss of key employees, and other related risks and uncertainties, as well as those risk factors discussed or referred to in the Company’s Annual Information Form for the year ended December 31, 2021 filed with the securities regulatory authorities in all provinces of Canada and available on the Company’s profile on SEDAR at www.sedar.com and the Annual Report on Form 40-F for the year ended December 31, 2021 filed with the United States Securities and Exchange Commission available under the Company’s profile on EDGAR at www.sec.gov. Nomad cautions that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the forward looking statements contained herein should carefully consider the above factors as well as the uncertainties they represent and the risks they entail. Nomad believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release. Nomad undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.